As filed with the Securities and Exchange Commission on December 31, 2015

Registration No. 333-208331

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post-Effective Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GALENA BIOPHARMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-8099512
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2000 Crow Canyon Place, Suite 380

San Ramon, California 94583

(855) 855-4253

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark W. Schwartz, Ph.D.

President and Chief Executive Officer

Galena Biopharma, Inc.

2000 Crow Canyon Place, Suite 380

San Ramon, California 94583

(855) 855-4253

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Knapp	Dale E. Short
General Counsel	Darren T. Freedman
Galena Biopharma, Inc.	TroyGould PC
2000 Crow Canyon Place, Suite 380	1801 Century Park East, 16th Floor
San Ramon, California 94583	Los Angeles, CA 90067
(855) 855-4253	(310) 553-4441

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a small reporting company)	Smaller reporting company	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Galena Biopharma, Inc. (“Galena”) is filing this Post-Effective Amendment No. 1 (this “Amendment”) to its Registration Statement on Form S-3 (the “Original Filing”), which was filed with the Securities and Exchange Commission on December 4, 2015 and declared effective on December 22, 2015, for the sole purpose of adding to Exhibit 23.3 the signature of BDO USA, LLP, which was inadvertently omitted from Exhibit 23.3 filed with the Original Filing.

Except as described above, this Amendment effects no change to the Original Filing. This Amendment does not reflect events that may have occurred subsequent to the Original Filing date of December 4, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Ramon, State of California, on December 30, 2015.

GALENA BIOPHARMA, INC.

By:	/s/ Mark W. Schwartz
Mark W. Schwartz, Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mark W. Schwartz Mark W. Schwartz	President and Chief Executive Officer	December 30, 2015

/s/ Ryan Dunlap Ryan Dunlap	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 30, 2015

/s/ Sanford J. Hillsberg* Sanford J. Hillsberg	Chairman of the Board	December 30, 2015

/s/ William L. Ashton* William L. Ashton	Director	December 30, 2015

/s/ Richard Chin* Richard Chin, M.D.	Director	December 30, 2015

/s/ Irving M. Einhorn* Irving M. Einhorn	Director	December 30, 2015

/s/ Steven S. Galliker* Steven S. Galliker	Director	December 30, 2015

/s/ Steven A. Kriegsman* Steven A. Kriegsman	Director	December 30, 2015

/s/ Rudolph Nisi* Rudolph Nisi, M.D.	Director	December 30, 2015

*By:	/s/ Mark W. Schwartz
Mark W. Schwartz, Ph.D.
As Attorney-in-Fact

EXHIBIT INDEX

The following exhibits are filed with this registration statement or are incorporated by reference as part of this registration statement:

Exhibit Number	Description

23.3	Consent of BDO USA, LLP.